Exhibit 4(b)
DESCRIPTION OF REGISTRANT’S SECURITIES

The following is a brief description of the capital stock, and a summary of the rights of the stockholders, of Dillard’s, Inc. (the “Company”). This description does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), and Amended and Restated Bylaws, as amended (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (“DGCL”).
General
Under the Charter, the Company has an authorized capitalization of 310,005,000 shares of capital stock, consisting of (i) 289,000,000 shares of Class A common stock, par value $0.01 per share, (ii) 11,000,000 shares of Class B common stock, par value $0.01 per share, (iii) 5,000 shares of 5% cumulative preferred stock, par value $100.00 per share and (iv) 10,000,000 shares of additional preferred stock, par value $0.01 per share. The rights, preferences and privileges of holders of the Company’s Class A common stock are subject to the rights of the holders of any series of preferred stock that the Company may designate and issue in the future. Our Class A common stock is listed on the New York Stock Exchange the (“NYSE”) under the symbol “DDS”. No public market currently exists for the Company’s Class B common stock.
Controlled Company Status
Holders of the Company’s Class B common stock are entitled to certain rights unavailable to holders of the Company’s Class A common stock. Specifically, holders of Class B common stock are empowered as a class to elect two-thirds of the directors serving on the Company’s Board of Directors (the “Board”). This means currently that holders of Class A common stock are entitled to elect as a class four (4) members of the Board and that holders of Class B common stock are entitled to elect as a class eight (8) members of the Board. The Class B common stock is held almost entirely by a single stockholder, W.D. Company. As a result, W.D. Company can elect two-thirds of the directors of the Company. Accordingly, the Company qualifies as a “controlled company” under the listing standards of the NYSE. Our Class B common stock does not have cumulative voting rights.
Description of Class A Common Stock
The Company’s Class A common stock is the only class of the Company’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Dividends. Each share of Class A and Class B common stock are entitled to participate equally in any dividends (other than dividends of common stock) which may be declared upon common stock and no dividends may be declared on shares of either class of common stock unless an equal dividend be declared on the other class; provided, however, that in the case of all dividends of common stock or stock split-ups, the Class A common stock will be entitled only to receive Class A common stock and the Class B common stock will be entitled only to receive Class B common stock.
Conversion. The Class A common stock has no conversion features. Shares of Class B common stock are convertible at any time at the option of any holder thereof into shares of Class A common stock at the rate of one share of Class B common stock for one share of Class A common stock.
 Liquidation, Dissolution or Winding Up. Upon final liquidation of the Company, to the extent issued and outstanding, holders of 5% preferred stock are entitled to receive $100 per share plus accrued dividends before any distribution to holders of Class A or Class B common stock, and holders of Class A and Class B common stock, together as a single class, are entitled to share ratably in the distribution of the remaining assets of the Company.
 Redemption. The common stock is not subject to redemption or a sinking fund.

 Preemptive Rights. Under the DGCL and the Company’s Charter, no holder of common stock has pre-emptive rights.
Issuance of Additional Shares. In case of the issuance of any shares of stock as a dividend upon the shares of Class A common stock or the shares of Class B Common stock or in the case of any sub-division, split-up, combination, or change of the shares of Class A common stock or shares of Class B common stock into a different number of shares of the same or any other class or classes of stock, or in the case of any consolidation or merger of the Company with or into another corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the conversion rate must be adjusted so that the rights of the holders of Class A common stock and of Class B common stock are not diluted as a result of such stock dividend, sub-division, split-up, combination, change, consolidation, merger, sale, or conveyance. Adjustments in the rate of conversion are calculated to the nearest one-tenth of a share. The Company is not required to issue fractional shares of Class A common stock upon conversion of Class B common stock. If any fractional interest in a share of Class A common stock must be deliverable upon the conversion of any shares of Class B common stock, the Company may purchase such fractional interest for an amount in cash equal to the current market value of such fractional interest.
 Voting. Generally, each share of common stock entitles the holder thereof to one vote, in person or by proxy, on all matters submitted to a vote of stockholders. Voting is non-cumulative. The outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
The Charter authorizes the Board to fix by resolution the designations, preferences, and relative rights, qualifications and limitations, of shares of preferred stock, from time to time.
Anti-Takeover Provisions
Advance Notice. In order to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control, the Bylaws include provisions to establish advance notice requirements for nominations for election to the Board or proposing matters that can be acted upon by stockholders at stockholder meetings.
Exclusive Forum. The Bylaws provide that the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine must be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.
Delaware Section 203. The Company is subject to Section 203 of the DGCL (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.
Limitation of Liability and Indemnification of Directors, Executive Officers and Employees
Limitation of Liability of Directors. Pursuant to the Charter, directors will not be personally liable to the Company or its stockholders for monetary damages for breach of a fiduciary duty as director, except for liability (i)

for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. Indemnification. Each director and officer who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, by reason of the fact that such a person is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (“indemnitee”) will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all related expenses, liability and loss reasonably incurred or suffered by the indemnitee. Indemnification of Employees and Agents. The Company may, to the extent authorized from time to time by the Board, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Company to the fullest extent permitted under the Charter with respect to the indemnification and advancement of expenses of directors and officers of the Company.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Inc.